Exhibit 4.3

AUTHORIZING RESOLUTIONS

May 8, 2013

These Authorizing Resolutions relate to $100,000,000 aggregate principal amount of additional 4.375% Senior Notes due 2023 (the “Additional Notes”) to be issued in accordance with the indenture dated as of February 7, 2012 (as amended and supplemented, the “Indenture”) among Toll Brothers Finance Corp. (the “Issuer”), Toll Brothers, Inc. (the “Company”) and the other Guarantors and The Bank of New York Mellon, as trustee (the “Trustee”), as amended and supplemented by the authorizing resolutions relating to the existing $300,000,000 aggregate principal amount of 4.375% Senior Notes due 2023 (the “Authorizing Resolutions for the Existing Notes”). Capitalized terms not otherwise defined herein but used below shall have the meanings given to them in the Indenture.

Pursuant to Section 2.01 of the Indenture and Paragraph 2 of the Authorizing Resolutions for the Existing Notes, the aggregate principal amount at maturity of additional 4.375% Senior Notes which shall be authenticated and delivered under the Indenture, shall be $100,000,000 (except for any Notes authenticated and delivered upon registration of the transfer of, or in exchange for, or in lieu of other Notes pursuant to the terms of the Indenture). The terms of the Additional Notes shall be the same as those set forth in the Authorizing Resolutions for the Existing Notes.